          ============================================================
                       Securities and Exchange Commission
                              Washington, DC 20549

                                    Form 11-K

                                  Annual Report
                        Pursuant To Section 15(d) Of The
                       Securities And Exchange Act Of 1934

                  For The Fiscal Year Ended September 30, 2001

                           SAVINGS AND INVESTMENT PLAN
                     OF E. I. DU PONT DE NEMOURS AND COMPANY
                              (Full title of plan)

                      E. I. DU PONT DE NEMOURS AND COMPANY
                               1007 Market Street
                           Wilmington, Delaware 19898
           (Name and address of principal executive office of issuer)
          ============================================================

                           Savings and Investment Plan
                     of E. I. du Pont de Nemours and Company
             Index to Financial Statements and Supplemental Schedule

-------------------------------------------------------------------------------------------------------------------
                                                                                                            Page(s)
Report of Independent Accountants                                                                             4

Financial Statements

   Statements of Net Assets Available for Benefits as of September 30, 2001 and 2000                          5

   Statements of Changes in Net Assets Available for Benefits for the years ended
     September 30, 2001 and 2000                                                                              6

   Notes to Financial Statements                                                                         7 - 13

Supplemental Schedule*

   Schedule I: Schedule of Assets (Held at End of Year)                                                      15

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                                  Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, E. I. du Pont de Nemours and Company has duly caused the Annual Report to be signed by the undersigned hereunto duly authorized.

                                        Savings and Investment Plan
                                        of E. I. du Pont de Nemours and Company

                                        Dated: March 18, 2002

                                        By: /s/  M. Regina Lee
                                            ------------------
                                        M. Regina Lee
                                        Director - People Managing Processes

                        Report of Independent Accountants

To the Administrator and Participants
of the Savings and Investment Plan of E. I. du Pont de Nemours and Company

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings and Investment Plan of E. I. du Pont de Nemours and Company (the "Plan") at September 30, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
Philadelphia, PA
February 27, 2002

                           Savings and Investment Plan
                     of E. I. du Pont de Nemours and Company
                 Statements of Net Assets Available for Benefits
                           September 30, 2001 and 2000
--------------------------------------------------------------------------------

                                                                                 September 30,
                                                                      ==========================================
                                                                            2001                     2000
                                                                      ----------------         -----------------
Assets:

    Investments:
      Plan interest in DuPont and Related Companies
        Defined Contribution Plan Master Trust                        $  5,325,147,348         $  5,208,787,711
      Company Stock Funds                                                1,131,978,666            1,298,746,547
      Mutual Funds                                                       1,664,356,580            2,597,374,478
      Common/Collective Funds                                              691,509,908              975,248,107
      Cash and Cash Equivalents                                              5,388,444               11,268,458
      Participant Loans                                                    139,233,727              158,227,282
                                                                      ----------------         ----------------

               Total investments                                         8,957,614,673           10,249,652,583

    Receivables:
      Due from E. I. du Pont de Nemours and Company                         29,599,373               31,192,637
                                                                      ----------------         ----------------

               Total receivables                                            29,599,373               31,192,637

                                                                      ----------------         ----------------

Net assets available for benefits                                     $  8,987,214,046         $ 10,280,845,220
                                                                      ================         ================

             The accompanying notes are an integral part of these
                             financial statements.

                           Savings and Investment Plan
                     of E. I. du Pont de Nemours and Company
                              Statement of Changes
                      In Net Assets Available for Benefits
                 For the Years Ended September 30, 2001 and 2000
--------------------------------------------------------------------------------

                                                                                    Years Ended September 30,
                                                                             ========================================
                                                                                  2001                     2000
                                                                             ---------------          ---------------
Additions:
    Investment income:
      Interest                                                               $   349,097,397          $   361,162,149
      Dividends                                                                  202,111,808              200,824,299
      Net depreciation in fair
        market value investments                                              (1,441,546,758)            (185,663,226)
                                                                             ---------------          ---------------
    Total Investment (Loss) Income                                              (890,337,553)             376,323,222

    Contributions:
      DuPont Company's Contributions (Net of
        Forfeitures Applied of $344,426
        and $273,062 in 2001 and 2000)                                            71,200,919               67,631,978
      Participant Contributions                                                  250,887,498              250,100,866
      Rollovers/Trust to Trust Transfers                                          55,179,288               49,452,800
                                                                             ---------------          ---------------

    Total Contributions                                                          377,267,705              367,185,644
                                                                             ---------------          ---------------
        Total Additions                                                         (513,069,848)             743,508,866

Deductions:
    Withdrawals                                                                 (758,418,530)            (925,203,935)
    Assets Transferred Out, Net                                                  (22,142,796)              (1,394,347)
                                                                             ---------------          ---------------
    Total Deductions                                                            (780,561,326)            (926,598,282)

                                                                             ---------------          ---------------
      Net Decrease                                                            (1,293,631,174)            (183,089,416)

Net assets available for benefits:
      Beginning of year                                                       10,280,845,220           10,463,934,636
                                                                             ---------------          ---------------

      End of year                                                            $ 8,987,214,046          $10,280,845,220
                                                                             ===============          ===============

  The accompanying notes are an integral part of these financial statements.

                           Savings and Investment Plan
                     of E. I. du Pont de Nemours and Company
                          Notes To Financial Statements
                 For the Years Ended September 30, 2001 and 2000
--------------------------------------------------------------------------------

1.  Description of the Plan

    The Plan
    The following description of the Savings and Investment Plan of E. I. du Pont de Nemours and Company ("the Plan") provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan's provisions.

    The Plan is a defined contribution plan which was established by the Board of Directors of E. I. du Pont de Nemours and Company (the "Company") and became effective September 1, 1955. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and the Internal Revenue Code.

    The purpose of the Plan is to encourage and assist employees in following a systematic savings program suited to their individual financial objectives, and to provide an opportunity for employees to become stockholders of the Company. The Plan is a tax qualified contributory profit sharing plan. Any employee of the Company or employee of the Company's subsidiaries or general partnerships, which have adopted the Plan, is eligible to participate in the Plan. Eligible employees may enroll in the Plan as of the first day of the second calendar month following their date of hire.

    Eligible employees may participate in the Plan by authorizing the Company to make payroll deductions ("participant's savings"). The amount deducted can be deposited into a Before-tax account, Regular account (for after-tax savings) or some combination thereof. A participant may elect the maximum savings rate of 22% before-tax and 22% after-tax. The Company will contribute an amount equal to 50% of a participant's savings during a month except that no Company contribution will be made for participant's savings in excess of 6% of monthly pay. All of the above participant's savings and elections are subject to regulatory and Plan limitations.

    The Company may, at its option, issue DuPont common stock in lieu of cash contributions to the DuPont Common Stock Fund and also in lieu of cash dividends on DuPont common stock. The number of shares issued is based upon the cash value of the contributions and dividends divided by the market value of DuPont common stock at the end of the month of issue. Shares of DuPont common stock are allocated to participants in the DuPont Common Stock Fund based on the ratio of the amount deposited to each participant's account to the total amount contributed to the DuPont Common Stock Fund. No such contributions of DuPont common stock were made during the Plan years ended September 30, 2001 and 2000.

    A participant with less than five years of service who withdraws any matched before-tax or after-tax savings will forfeit a portion of related company contributions in accordance with specific plan provisions. Company contributions will be suspended for six months if a participant withdraws, while in-service, any matched before-tax or after-tax savings contributed or company contributions made to the account during the last two years. A participant who retires from active service may elect to make an account withdrawal at any time. Required minimum distributions will begin in March of the calendar year following the later of the year in which the participant attains age 70-1/2 or the year following retirement or termination of employment.

                           Savings and Investment Plan
                     of E. I. du Pont de Nemours and Company
                         Notes To Financial Statements
                 For the Years Ended September 30, 2001 and 2000
--------------------------------------------------------------------------------

    Participants may borrow up to one-half of their non-forfeitable account balances subject to certain minimum and maximum loan limitations. The loans are executed by promissory notes and have a minimum term of 12 months and a maximum term of 60 months, except for qualified residential loans, which have a maximum term of 120 months. The loans bear an interest rate equal to the average rate charged by selected major banks to prime customers for secured loans. The loans are repaid over the term in monthly installments of principal and interest by deduction from pay or pension checks. A participant also has the right to repay the loan in full at any time without penalty.

    Administration
    The designated trustee of the Plan is Merrill Lynch Trust Company of America (Merrill Lynch). The administration of the Plan is vested in the Company, which may designate one or more persons to operate and administer the Plan. The Company has the responsibility of appointing the trustees and the authority to designate the Plan's investment options.

    Reasonable expenses of administering the Plan, including, but not limited to, record-keeping expenses, trustee fees and transactional costs may, at the election of the Plan Administrator, be paid by participants. For the years ended September 30, 2001 and 2000, expenses were paid by the Company. Brokerage fees, transfer taxes, investment fees and other expenses incident to the purchase and sale of securities and investments shall be included in the cost of such securities or investments, or deducted from the sales proceeds, as the case may be.

    While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event the Plan is terminated, all participants become vested and the distribution of all account balances will be made based upon the valuation of participants' accounts on the termination date in accordance with ERISA.

2.  Significant Accounting Policies

    Basis of Accounting
    The financial statements have been prepared on the accrual basis of accounting.

    Investment Valuation and Income Recognition
    The investments of the Plan are carried at fair value, except for the Plan's interest in the DuPont and Related Companies Defined Contribution Plan Master Trust ("Master Trust"). The Plan's interest in the Master Trust relating to investment contracts is based upon its beginning value plus actual contributions and allocated investment income less actual distributions (see Note 3). The Master Trust's investment contracts are fully benefit responsive and, thus, are stated at contract value. Shares of registered investment companies (mutual funds) are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Shares of common and collective trust funds are valued at net unit value as determined by the trustee at year end. Company stock is valued at quoted market prices at year end. Participant loans and cash and cash equivalents are valued at cost which approximates fair value.

    Dividend income is recorded on the ex-dividend date and interest income is recorded when earned. Realized gains and losses on the sale of the DuPont Common Stock Fund securities are based on

                       Savings and Investment Planompany
                    of E. I. du Pont de Nemours and Company
                         Notes To Financial Statements
               For the Years Ended September 30, 2001 and 2000
--------------------------------------------------------------------------------

    average cost of the securities sold. Purchases and sales are recorded on a trade date basis.

    Payment of Benefits
    Benefits are recorded when paid.

    Use of Estimates
    The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

    Reclassifications
    These financial statements reflect the reclassification of certain prior year investment amounts to conform to the current year presentation.

3.  DuPont and Related Companies Defined Contribution Plan Master Trust

    On April 1, 1999, the Company and certain affiliates ("employers") entered into a Master Trust Agreement with Merrill Lynch ("Trustee") to establish a master trust to allow participants from affiliated plans to invest in a Stable Value Fund and three different Asset Allocation Funds: the Conservative, Moderate, and Aggressive portfolios. Prior to April 1, 1999, the Stable Value Fund and Asset Allocation Funds were separate investment options of the Plan. To participate in the Master Trust, affiliates who sponsor qualified savings plans and who have adopted the Master Trust Agreement are required to make monthly payments to the Trustee of designated portions of employees' savings and other contributions by the affiliate. Investment income relating to the Master Trust is allocated proportionately by investment fund to the plans within the Master Trust based on the plan's interest to the total fair value of the Master Trust investment funds.

    The Stable Value Fund is invested in guaranteed investment contracts, separate account portfolios, synthetic guaranteed investment contracts and money market funds. The crediting interest rates on investment contracts ranged from 5.02% to 8.50% for the year ended September 30, 2001 and from 5.83% to 9.60% for the year ended September 30, 2000. The blended rate of return was 6.42% in 2001 and 6.71% in 2000.

    The crediting rates for certain investment contracts are reset annually and are based on the market value of the portfolio of assets underlying these contracts. Inputs used to determine the crediting rate include each contract's portfolio market value, current yield-to-maturity, duration (i.e., weighted average life) and market value relative to contract value. All contracts have a guaranteed rate of 0% or higher with respect to determining interest rate resets.

    A synthetic guaranteed investment contract provides for a guaranteed return on principal over a specified period of time through the use of underlying assets and a benefit responsive wrapper contract issued by a third party. Included in the contract value of synthetic guaranteed investment contracts is ($175,999,273) and $21,464,747 at September 30, 2001 and 2000,
    respectively, attributable to wrapper contract providers representing the amounts by which the value of contracts are (less than) greater than the value of the underlying assets.

                       Savings and Investment Planompany
                    of E. I. du Pont de Nemours and Company
                         Notes To Financial Statements
               For the Years Ended September 30, 2001 and 2000
--------------------------------------------------------------------------------

    Total Assets of the Master Trust include:

                                                                                     September 30,
                                                                           ===================================
                                                                                2001                 2000
                                                                           --------------       --------------
    Investment Contracts                                                   $5,279,960,679       $5,158,333,074
    Common/Collective Trust Funds                                              18,959,608           26,587,878
    Money Market Funds                                                         37,105,414           33,121,676
                                                                           --------------       --------------

      Total                                                                $5,336,025,701       $5,218,042,628
                                                                           ==============       ==============

    The Plan's undivided interest in the Master Trust was 99.80% as of September 30, 2001 and 2000, respectively.

    Investments of the Master Trust that represent more than 5% of the assets of the Master Trust were as follows:

                                                                                    September 30,
                                                                            =================================
                                                                              2001                 2000
                                                                            -------------        -------------
     Investment Contracts:
        Connecticut General Life Ins.                                       $ 432,681,025        $
        Metropolitan Life                                                               -          405,928,779
        Principal Life                                                        292,542,194          276,390,886
        Aetna Life and Annuity                                                511,066,524          351,038,902
        CDC Financial                                                                   -          330,426,986
        Deutsche Bank (PIM-DUP-2, 94747)                                                -          341,082,415
        Deutsche Bank (WEL-DUP-1)                                             510,381,297          324,928,188
        Monumental Life Insurance Co.( BDA-0052-TR)                                     -          296,177,054
        Monumental Life Insurance Co. (BDA-0063-TR)                           509,706,628          350,732,264
        Morgan Guaranty (95-004)                                              510,989,599          315,700,960
        Morgan Guaranty (95-12)                                                         -          348,323,601
        Morgan Guaranty (ADUPONT03)                                           493,510,389                    -
        Union Bank of Switzerland                                             510,134,125          409,262,889

    At September 30, 2001, the total assets of the Master Trust of $5,336,025,701 included participant investments in the Stable Value Fund of $5,301,495,280 and $34,530,421 in the Conservative, Moderate and Aggressive Allocation Funds. At September 30, 2000, the total Master Trust value of $5,218,042,628 included participant investments in the Stable Value Fund of $5,170,372,947 and $47,669,681 in the Conservative, Moderate and Aggressive Allocation Funds.

    Total investment income of the Master Trust for the years ended September 30, 2001 and 2000 was $339,153,641 and $359,459,675, respectively.

                          Savings and Investment Plan
                    of E.I. du Pont de Nemours and Company
                         Notes To Financial Statements
                For the Years Ended September 30, 2001 and 2000
--------------------------------------------------------------------------------

    New Accounting Pronouncements
    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

    SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan adopted SFAS No. 133 effective October 1, 2000. There was an inconsistency in accounting literature between SFAS No. 133, requiring derivatives to be measured at fair value, and the AICPA Audit and Accounting Guide on Audits of Employee Benefit Plans and Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, requiring benefit responsive investment contracts (including synthetic guaranteed investment contracts) to be measured at contract value. This inconsistency has been tentatively resolved by the Financial Accounting Standards Board. The tentative guidance provides that contracts accounted for under SOP 94-4 are not subject to the requirements of SFAS 133. Therefore, the Master Trust continues to account for synthetic guaranteed investment contracts at contract value. Accordingly, the adoption of SFAS 133 did not have a material impact on the financial statements.

    The carrying value of Synthetic Guaranteed Investments Contracts held by the Master Trust is $3,926,002,809 and $3,913,632,113 at September 30, 2001 and
    2000, respectively.

 4. Investments

    Investments that represent more than 5% of the net assets available for benefits as of September 30, 2001 and 2000 were as follows:

                                                                                    September 30,
                                                                         =====================================
                                                                              2001                  2000
                                                                         --------------       ----------------
    DuPont Company Stock Fund                                            $1,077,902,038       $  1,232,917,521
    Fidelity Magellan Fund                                                  532,973,499            786,433,281
    Merrill Lynch Equity Index TR Tier 6                                    520,568,768            759,298,753
    Master Trust                                                          5,325,147,348          5,196,592,924

    During the years ended September 30, 2001 and 2000, the Plan's investments (depreciated) appreciated (including realized gains and losses) in value as follows:

                                                                                  September 30,
                                                                       ======================================
                                                                             2001                   2000
                                                                       ---------------         --------------
    Company Stock Funds                                                $   (95,292,218)        $ (561,134,768)
    Mutual Funds                                                        (1,109,919,981)           247,644,625
    Common/Collective Trust Funds                                         (231,192,477)           123,804,067
    Master Trust                                                            (5,142,082)             4,022,850
                                                                      ----------------         --------------
    Net Unrealized Depreciation                                       $ (1,441,546,758)        $ (185,663,226)
                                                                      ================         ===============

                          Savings and Investment Plan
                    of E.I. du Pont de Nemours and Company
                         Notes To Financial Statements
                For the Years Ended September 30, 2001 and 2000
--------------------------------------------------------------------------------

5.  Conoco, Inc. Class B Common Stock Fund

    On September 28, 1998, DuPont announced that the Board of Directors had approved a plan to divest DuPont's 100 percent-owned petroleum business, Conoco, Inc. On August 6, 1999, DuPont completed the planned divestiture through a tax-free split-off. DuPont exchanged its shares of Conoco, Inc. Class B common stock for shares of DuPont common stock. Plan participants had the option to exchange shares of DuPont Company stock, which were held in their participant accounts in the DuPont Common Stock Fund. For each share of DuPont common stock exchanged, the participant received an appropriate number of shares of Conoco Class B common stock. Accordingly, the Conoco Class B Stock Fund was created as an investment fund of the Plan. No additional shares of Conoco Class B common stock may be purchased by Plan participants through payroll deductions, fund transfers, or the reinvestment of dividends. Dividends earned on Conoco Class B common stock are distributed pro rata to the investment options in participants' accounts based upon their current investment elections. The balance of the Conoco Stock Fund was $54,076,628 and $65,902,400 at September 30, 2001 and 2000,
    respectively.

6.  Asset Transfers

    Net asset transfers out of the Plan during the year ended September 30, 2001 relate primarily to: (1) the transfer of ($23,140,291) from the Plan in connection with the transfer of participants to DAK Americas, LLC in conjunction with the sale of the DuPont polyester business in 2001, (2) the transfer of $1,244,977 to the Plan in connection with the merger of the CombiChem plan, (3) the transfer of ($329,924) from the Plan in connection with the sale of DuPont Chemical Solutions Enterprises east Chicago site; and (4) the transfer of ($6,369) from the Plan in connection with the transfer of participants to Computer Sciences Corporation ("CSC") in conjunction with the information technology alliance between the Company and CSC.

    Net asset transfers out of the Plan during the year ended September 30, 2000 related primarily to: (1) the transfer of ($864,503) from the Plan in connection with the transfer of participants to Computer Sciences Corporation ("CSC") in conjunction with the information technology alliance between the Company and CSC, and (2) the transfer on $670,039 to the Plan from the Photomasks, Inc. 401(k) Retirement Plan in connection with the 1997 initial public offering of DuPont Photomasks, Inc. business.

    Affiliated company transfers of $99,629 and ($1,176,946) for the years ended September 30 2001 and 2000, respectively, represent the net rollovers of participant account balances in (out) of the Plan and other
    Company-sponsored defined contribution benefit plans.

7.  Tax Status

    The Plan is a qualified plan pursuant to Section 401(a) of the Internal Revenue Code (the "Code") and the related Trusts are exempt from federal taxation under Section 501(a) of the Code. A favorable tax determination letter from the Internal Revenue Service dated October 26, 1995 has been received by the Plan. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's ERISA counsel believe that the Plan is currently designed and operated in

                          Savings and Investment Plan
                    of E.I. du Pont de Nemours and Company
                         Notes To Financial Statements
                For the Years Ended September 30, 2001 and 2000
--------------------------------------------------------------------------------

    accordance with the applicable sections of the Code. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements.

8.  Related Party Transactions

    Certain Plan investments are shares of mutual funds and units of common/collective trust funds managed by Merrill Lynch, the Trustee. In addition, the Plan offers the DuPont Company Stock Fund investment option. The Master Trust is managed by DuPont Capital Management and the Trustee. Transactions in these investments qualify as party-in-interest transactions which are exempt from prohibited transaction rules.

9.  Reconciliation of Financial Statements to Form 5500

    The following is a reconciliation of net assets available for benefits from the financial statements to the Form 5500:

                                                                                         September 30,
                                                                            ========================================
                                                                                  2001                    2000
                                                                            ---------------         ----------------
    Net assets available for benefits per the financial statements          $ 8,987,214,046         $ 10,280,845,220
    Less: Amounts allocated to withdrawing participants                          (5,215,887)              (9,631,000)
                                                                            ---------------         ----------------

    Net assets available for benefits per the Form 5500                     $ 8,981,998,159         $ 10,271,214,220
                                                                            ===============         ================

                                                                                                  Year Ended
                                                                                              September 30, 2001
                                                                                              ==================
    Benefits paid to participants per the financial statements                                $     (758,418,530)
    Add:  Amounts allocated to withdrawing participants at
         September 30, 2001                                                                            5,215,887
    Less: Amounts allocated to withdrawing participants at
         September 30, 2000                                                                           (9,631,000)
                                                                                              ------------------
    Benefits paid to participants per the Form 5500                                           $     (762,833,643)
                                                                                              ==================

    Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to September 30 but are not yet paid as of that date.

                             Supplemental Schedule

                                                                      Schedule I
Retirement and Savings Plan
Schedule of Assets (Held at End of Year)
Form 5500, Schedule H, Part IV, Line I
As of September 30, 2001
--------------------------------------------------------------------------------

                                                                                                           Current
              Identity of Issue                            Description of Investment                        Value
    Cash & Cash Equivalents                              Registered Investment Company                 $    5,388,444
    AIM Equity Constellation Fund                        Registered Investment Company                 $   29,227,139
    AIM Value Fund                                       Registered Investment Company                 $   62,083,786
    Fidelity Equity Income Fund                          Registered Investment Company                 $   38,230,856
    Fidelity Fund PV 1                                   Registered Investment Company                 $   54,529,170
    Fidelity Growth & Income Fund Class A                Registered Investment Company                 $   68,574,065
    Fidelity Low Priced Stock Fund                       Registered Investment Company                 $   72,125,920
    Fidelity Magellan Fund                               Registered Investment Company                 $  532,973,499
    Franklin Balance Sheet Fund                          Registered Investment Company                 $   31,124,620
    Franklin Custody Fund Income Growth                  Registered Investment Company                 $    8,148,278
    Franklin Small Cap Growth Fund Class I               Registered Investment Company                 $   89,822,338
    Hotchkis & Wiley                                     Registered Investment Company                 $   36,772,606
    Janus Enterprise Fund                                Registered Investment Company                 $  118,470,272
    Janus Mercury Fund                                   Registered Investment Company                 $  237,368,019
    Merc Global Holdings Fund Class I                    Registered Investment Company                 $   36,118,990
*   Merrill Lynch Balanced Capital Fund Class A          Registered Investment Company                 $   53,247,774
*   Merrill Lynch Basic Value Fund Class A               Registered Investment Company                 $   98,775,268
*   Merrill Lynch Growth Fund Class A                    Registered Investment Company                 $    8,650,420
    MFS Research Fund                                    Registered Investment Company                 $   20,043,613
    MFS Total Return Fund                                Registered Investment Company                 $   16,500,986
    Templeton Foreign Fund                               Registered Investment Company                 $   32,780,293
    Templeton Growth Fund                                Registered Investment Company                 $   18,788,668
    Barclays 3-Way                                       Common/Collective Trusts                      $  143,981,240
*   Merrill Lynch Small Capital Index CT Tier 2          Common/Collective Trusts                      $   15,204,121
*   Merrill Lynch Equity Index TR Tier 6                 Common/Collective Trusts                      $  520,568,768
*   Merrill Lynch International Index CT Tier 2          Common/Collective Trusts                      $   11,755,779
*   E. I. du Pont de Nemours and Company                 Company Stock Fund                            $1,077,902,038
    Conoco Inc. Class B                                  Company Stock Fund                            $   54,076,628
*   Plan interest in the DuPont and Related
         Companies Defined Contribution Plan
         Master Trust ("Master Trust")                   Master Trust                                  $5,325,147,348
    Participant Loans                                    8.5% to 9.0%                                  $  139,233,727
                                                                                                       --------------

         Investment Total                                                                              $8,957,614,673
                                                                                                       --------------

* Party-in-Interest

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